650 Page Mill Road Palo Alto, CA 94304-1050 650.493.9300 650.493.6811 www.wsgr.com

November 30, 2020

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Abby Adams
Celeste Murphy
Julie Sherman
Angela Connell

Re:	Kinnate Biopharma Inc.
Registration Statement on Form S-1
Filed November 13, 2020
File No. 333-250086

Ladies and Gentlemen:

On behalf of our client, Kinnate Biopharma Inc. (“Kinnate” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 23, 2020, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).  We are concurrently filing via EDGAR an amendment to the Registration Statement (the “Revised Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement filed on November 13, 2020), all page references herein correspond to the Revised Registration Statement.

austin      beijing      boston      brussels      hong kong      london       los angeles      new york
palo alto      san diego      san francisco      seattle      shanghai      washington, dc      wilmington, de

Securities and Exchange Commission
November 30, 2020

Registration Statement on Form S-1 filed on November 13, 2020

The Offering, page 9

1.
Please include disclosure regarding the directed share program in your “Risk Factors,” “Certain Relationships and Related Party Transactions” and “Plan of Distribution” sections, or tell us why such disclosure is not required. See Items 503, 404 and 508 of Regulation S-K.

The Company respectfully directs the Staff to the disclosure regarding the directed share program in the Prospectus Summary on page 9 of the Revised Registration Statement and under the heading “Underwriting—Directed Share Program” on page 204 of the Revised Registration Statement.

The Company advises the Staff that no directors, officers or other affiliates of the Company within the meaning of Rule 405 of the Securities Act of 1933, as amended, will be participating in the directed share program.  As a result, the Company has revised the disclosure on pages 9 and 204 of the Revised Registration Statement to remove references to director participation in the directed share program, and on page 72 of the Revised Registration Statement under the heading “Risk Factors— Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval” to remove the reference to purchases by affiliates under the Company’s directed share program.

In addition, in response to the Staff’s comment, the Company has revised the disclosure on page 186 of the Revised Registration Statement to include disclosure regarding the directed share program under the heading “Certain Relationships and Related Party Transactions—Directed Share Program” to disclose that certain related persons may participate in the directed share program, since certain of such persons, although not affiliates, are “related persons” within the meaning of Item 404 of Regulation S-K.

Use of Proceeds, page 81

2.
We reissue comment 6 of our October 1, 2020 letter. We note you have not included the amounts; however, you also have not revised the associated disclosure to address the remainder of our comment. To the extent that the proceeds are intended to complete only a particular phase of clinical development, please identify the relevant clinical phase and disclose the amount and source of other funds needed for you to achieve marketing approval. Refer to Instruction 3 to Item 504 of Regulation S-K.

In response to the Staff’s original comment, the Company has revised the disclosure on page 82 of the Revised Registration Statement as requested.

Securities and Exchange Commission
November 30, 2020

In addition, the Company respectfully directs the Staff to the disclosure in the last paragraph on page 82 of the Revised Registration Statement which states that the net proceeds from the offering, together with the Company’s existing cash and cash equivalents, will not be sufficient to fund any of the Company's product candidates through regulatory approval, and the Company anticipates needing to raise additional capital to complete the development of and commercialize its product candidates. It is difficult to predict the cost and timing required to complete development and obtain regulatory approval of, and commercialize, product candidates due to, among other factors, the Company’s lack of experience as a company with initiating, conducting and completing preclinical studies and clinical trials, and uncertainty regarding the scope and design of clinical trials required to obtain regulatory approval for its product candidates, the rate of subject enrollment in its planned clinical trials, filing requirements with various regulatory agencies, clinical trial results, the actual costs of manufacturing, supplying and commercializing its product candidates and other factors outside of the Company’s control. The amounts and timing of the Company’s expenditures will depend upon numerous factors including the cost and results of its research and development efforts, the timing, cost and success of preclinical studies and any clinical trials it may commence in the future, the timing of regulatory submissions, its ability to obtain additional financing, the amount of cash obtained through its existing collaborations and future collaborations, if any, and any unforeseen cash needs.  Therefore, the Company is unable to determine the amount and source of other funds needed to achieve regulatory approval at this time.

Certain Relationships and Related Party Transactions, page 183

3.
We note your response to comment 1. Tell us why you deleted information regarding stock purchases by and voting agreements with entities affiliated with Fidelity Management & Research Company from the Series C table and elsewhere in this section.

In response to the Staff’s comment, the Company respectfully advises the Staff that Fidelity Management & Research Company (“Fidelity”) has never been, and is not currently, a “related person” within the meaning of Item 404 of Regulation S-K and, therefore, is not required to be disclosed in the section  titled “Certain Relationships and Related Party Transactions.”.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm, Exhibit 23.1

4.
Please ask your auditors to revise their consent to include the date of their audit report and to appropriately identify all periods and financial statements that have been audited in accordance with Item 601 of Regulation S-K.

In response to the Staff’s comment, Exhibit 23.1 to the Revised Registration Statement has been revised as requested.

General

5.
We note from your website use of terms such as “thought leaders” and a quote from one of your board members that the company “has assembled an experienced team of drug hunters who have built, from the ground up, a pipeline of best-in-class and first-in-class precision medicines that have the potential to deliver better outcomes for patients fighting hard-to-treat cancers.” In website pipeline, with respect to KIN003, you state you have “observed potency.” Please revise your web disclosure to comply with our comments, including comments 4 and 5 of our October 1, 2020 letter, or tell us why you think it is appropriate to advance these statements outside of your prospectus.

In response to the Staff’s comment, the Company has updated its website to comply with the Staff’s comments.

* * * *

Securities and Exchange Commission
November 30, 2020

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	Nima Farzan, Kinnate Biopharma Inc.
Mark Meltz, Kinnate Biopharma Inc.
Emad Fareed, KPMG LLP
Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.
Charles Kim, Cooley LLP